OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GOTHAM BALLERS, INC.

255 West 34th Avenue, 9th Floor

New York, NY 10022

(646) 383-3636; www.GothamBallers.com

Common Stock Offering

$7.00 Per Share

7,143 Shares Minimum and 142,850 Shares Maximum

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Common Stock Offering

$7.00 Per Share

7,143 Shares Minimum

142,850 Shares Maximum

Shares will be offered on a continuous basis until either 1) maximum number of shares or sold; 2) company at its sole discretion withdraws this offering; 3) March 31, 2017 unless extended by the company until December 1, 2017.

Company will not accept investments greater than the maximum amount.

Company will accept investments at its sole discretion based upon first come first served acceptance of completed investment subscriptions.

If the Company reaches its target amount prior to March 31, 2017 the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

Perks

The company has created a number of perks to compliment the investors investment in our shares.

Draft Pick Package
When you invest over $140 of Shares (20 Shares) in the Gotham Ballers you receive these Perks:

- Official Gotham Ballers Owners Certificate
- Enter all games using the Owners Only Door and the Owners Only Parking
- Seating in the Owner's premium seats section at each game - where players meet and greet pre-game
- Free Gotham Ballers SuperFan Owners App and Owners only nationwide social network
- 2 Tickets to a 2017 game (can be resold on StubHub*)

All Rookie Team Package
When you invest over $500 in the Gotham Ballers you receive the following additional perks:

- Receive all previous level perks PLUS+
- Attend Gotham Ballers practices at no charge (only Owners can attend practices)
- 4 Tickets to a game (can be resold on StubHub*)
- Receive 4 Owners T-shirts

Rookie of the Year Package
When you invest over $1,000 in the Gotham Ballers you receive the following additional perks:

- Receive all previous level perks PLUS+
- 2 Official Gotham Ballers Jerseys with custom Owners Designation
- Invitation for 2 to a February Gotham Ballers Owners Only party at Walt Frazier's Restaurant with the entire NY Team including the front office: Walt Frazier, Earl Monroe and John Wallace
- 2 tickets to every Gotham Ballers home game in the 2017 season (can be resold on StubHub*)

All Star Team Package
When you invest over $5,000 in the Gotham Ballers you receive the following additional perks:

- Receive all previous level perks PLUS+
- Invitation for 2 more (total of 4 guests) to the Owners Only party at Walt Frazier's Restaurant with the NY Team including the front office: Walt Frazier, Earl Monroe and John Wallace
- Team autographed ball – handed to you at center court at a Gotham Ballers Game
- 4 tickets to every home game in the 2017 season (can be resold on StubHub*)

Season MVP Package
When you invest over $10,000 in the Gotham Ballers you receive the following additional perks:

- Receive all previous level perks PLUS+
- You and your guest join the Players dinner the night before the game and are the guests of honor seated with the team during the game the following day!
- Receive a post-game team photo of you with the team to be shared on Gotham Ballers and League's social media platforms
- You and your guest travel with the team to an away game of your choice.

In the Game Package
When you invest over $25,000 in the Gotham Ballers you receive the following additional perks:

- Receive all previous level perks PLUS+
- Be an Honorary Assistant Gotham Ballers coach at a game!
- Receive a game jersey from the player of your choice on your coaching day signed by all players from both teams!
- You and your guest allowed to join us in Spring Training Camp in June with all the Champions Teams & Players from all 16 cities
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams official hotel

Invest in January - 3 Point Perk
When you invest in January you receive:

- A chance to win 1 of 2, all expense paid, Pro Scout Trips for 2 to Orlando for the June 2017 Champions Basketball League training camp.
- + 2 Additional Game VIP Tickets (a $80 value)

* Special Investor Note: Gotham Baller tickets are fully transferable and/or sellable on StubHub during our summer season.

THE COMPANY AND ITS BUSINESS

The company's business

This team's business is the operation of its basketball team and its sports marketing operations.

Introduction to Gotham Ballers

Gotham Ballers a Champions League team licensed in New York to play in a competitive summer basketball league featuring only players who have played in the NBA. The team will play against other teams located in the United States and overseas.

Gotham Balers will feature and showcase former NBA players, 1-5 years out of the professional basketball, including NBA All Stars and Hall of Fame members in the front office.

Gotham Ballers anticipates that during the 2017 season, which will be played in July and August of next year, they will play 7 home games and 7 away games as well as play in the Champions Basketball League Championship.

Gotham Baller's season will culminate with a Championship tournament to be played in September.

The Company's anticipated revenue streams will result from operations of the team as well as through sport marketing efforts. The business capitalizes on extending the playing and marketing life of extremely capable athletes and recognized sports celebrities.

The following is a summary of the cities that Champions League expects to have U.S. teams in:

Eastern Division		Western Division	
New York	Boston	Chicago	Minneapolis
Washington DC	Philadelphia	Detroit	Houston
Atlanta	Cleveland	Dallas	Phoenix
Orlando	Miami	Los Angeles	San Francisco

Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

THE TEAM

Officers and Directors

The names, positions and ages of our directors and executive officers as of the date of this Memorandum, are as follows:

NAMES	TITLE OR POSITION	AGE
Carl George	Chairman of the Board	55
Mark Aguirre	President and Director	57
Brian Kelly	EVP Marketing and Director	55

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Background of Executive Officers and Directors

The background and professional experience of each of our directors and executive officers are as follows:

Carl George, Chairman & CEO

Carl George serves as Chairman of the Board of Directors and Chief Executive Officer since launching the Champions Basketball League. With over 25 years of business development history, Carl founded four separate companies sold to Fortune 100 companies and spent seven years as CEO of CGP Technologies. As Chairman, he directs the financial and strategic planning of the team, and oversees the management on behalf of the Board of Directors for the Champions Basketball League.

Mark Aguirre, President and Director

Mark Aguirre is the President of the Gotham Ballers. As the Naismith College Player of the Year, Mark was a DePaul University stand out. He was the first overall draft pick by the Dallas Mavericks in the 1981 NBA draft. During the next 13 seasons, Mark was a 2x NBA Champion and 3x NBA All Star. Post professional play Mark continued to inspire those on the court in Assistant Coaching positions with DePaul University, as well as, the New York Knicks. And off court, Mark has been involved with many successful businesses and founded a successful company involved in aerospace. In his position with Gotham Ballers, Mark will direct all the elements of the basketball team and management of operations and all details regarding the organization.

Brian Kelly, EVP Marketing and Director

Brian Kelly has over three decades of Marketing and was the Chief Marketing Officer (CMO) for Time Warner Cable in the highly competitive Cable/Content industry is leading Champions Basketball League's Media efforts. In 2000, he spearheaded the nationwide launch of the Digital Bundle for Time Warner Cable. He was a multi-year recipient of the TWC Chairman's Award for Outstanding Achievements and named Time Warner Cable's Most Innovative Marketer. Brian will oversee all aspects of the Gotham Ballers team marketing, ticket and group sales, and endorsement and sponsorship sales.

Related Party Transactions

License Fee

Effective May 1, 2016, the Company has licensed (the "License"), from Champions Basketball League LLC ("CBLLC"), the right to operate a professional basketball team to play in the CBL. Pursuant to the license, the Company shall pay CBLLC an initial fee of $1,725,000 plus annual license fees, in the amount of $500,000, commencing May 1, 2018. The annual license fees will increase annually by the greater of 5% or the year over year increase in the Consumer Price Index. The license also requires annual payments of certain base player and coach costs and visiting team fees, currently $1,120,000 and payable by May 1, 2017. Pursuant to the License, the Company shall pay CBLLC annual license fees that will be expense pro ratably over the license period.

CBLLC has waived the requirement for the Company to maintain a $500,000 letter of credit. CBLLC reserves the right to require a letter of credit as required by the License.

One of the shareholders has deposited its subscription money of $475,000 in one of the Company affiliate bank account which was used for the payment of license fees to CBLLC.

The Company has assigned the Note of $500,000 to CBLLC towards license fees, which was received from one of its shareholder towards its share subscription money.

Two of the shareholders has directly paid their subscription money in total of $750,000 to CBLLC on behalf of the Company as Company obligation towards license fees. The Parent of CBLLC owns approximately 22% of the Company's shares.

The terms of any of these arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

RISK FACTORS

The Common Shares, offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective Investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating our business before purchasing any Common Shares. This Circular contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth in the following risk factors and elsewhere in this Circular.

RISKS RELATING TO THIS OFFERING AND AN INVESTMENT IN THE COMMON SHARES

THERE WILL BE RESTRICTIONS ON RESALE OF THE SECURITIES AND THE SHARES AND THERE IS NO ASSURANCE OF THE REGISTRATION OF THE SECURITIES.

The Common Shares may not be sold unless at the time of such intended sale there is a current registration statement covering the resale of the Securities or there exists an exemption from registration under the Securities Act, and such Securities have been registered, qualified, or deemed to be exempt under applicable securities or "blue sky" laws in the state of residence of the seller or in the state where sales are being effected.

If no registration statement is filed with the Securities and Exchange Commission and declared effective covering the resale of any of the Securities sold pursuant to this Offering, investors will be precluded from disposing of such securities unless such securities may become eligible to be disposed of under the exemptions provided by Rule 144 under the Securities Act without restriction. If the Securities are not registered for resale under the Securities Act, or exempt therefrom, and registered or qualified under applicable securities or "blue sky" laws, or deemed exempt therefrom, the value of the such Securities will be greatly reduced. Investors should note that the exemption under Rule 144 is not available until on or after one year (1) from the date of closing.

NO MARKET FOR SECURITIES

There is currently no market through which any of the Company's Securities may be sold and there is no assurance that any Securities of the Company will be listed for trading on a stock exchange, or if listed, will provide a liquid market for such Securities. Until Securities are listed on a stock exchange, holders of the Securities may not be able to sell them. Even if a listing is obtained, there can be no assurance that an active public market for the Company's listed Securities will develop or be sustained after completion of the Offering. The price of the Securities was determined by negotiation between the Company and the Placement Agent and was based upon several factors, and may bear no relationship to the price that will prevail in the public market. The holding of the Common Shares (including the Common Shares) involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.

SHOULD OUR SECURITIES BECOME QUOTED ON A PUBLIC MARKET, SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

Should a market develop and our stockholders sell substantial amounts of our common stock in the public market, shares sold may cause the price to decrease below the current offering price.

These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that we deem reasonable or appropriate.

THERE WILL BE RESTRICTIONS ON RESALE OF THE SECURITIES, AND THERE IS NO ASSURANCE OF THE REGISTRATION OF ANY SECURITIES.

The Securities when issued, may not be sold unless, at the time of such intended sale, there is a current registration statement covering the resale of the Securities (or any securities issuable upon Common or exercise thereunder) or there exists an exemption from registration under the Securities Act, and such securities has been registered, qualified, or deemed to be exempt under applicable securities or “blue sky” laws in the state of residence of the seller or in the state where sales are being effected. If no registration statement is filed and declared effective covering the resale of any of the securities, subscribers will be precluded from disposing of such securities unless such securities may become eligible to be disposed of under the exemptions provided by Rule 144 under the Securities Act without restriction. If the Securities sold pursuant to this Offering are not registered for resale under the Securities Act, or exempt therefrom, and registered or qualified under applicable securities or “blue sky” laws, or deemed exempt therefrom, you may not be able to dispose of any of your securities.

WE HAVE SIGNIFICANT DISCRETION OVER THE NET PROCEEDS.

We estimate that the net proceeds to the Company from the Offering will be approximately $925,950, (too this from the table at the end – not sure if this is correct to place it here) if the Maximum Offering is sold, after deduction of (a) placement agent commission and fees and (b) offering and transaction expenses, other than placement agent expenses. The net proceeds from the Offering will be used to launch the Company and to expand its basketball operations and to launch related sports marketing lines of business and to fund its operations, marketing and working capital.

As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture, will arise in the future. There can be no assurance that management’s use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

THE OFFERING PRICE FOR THE COMMON SHARES HAS BEEN DETERMINED BY THE COMPANY.

The price at which the Common Shares are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and our assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Common Shares was derived as a result of our negotiations with the investors based upon various factors including prevailing market conditions, our future prospects and our capital structure. These prices do not necessarily accurately reflect the actual value of the Common Shares or the price that may be realized upon disposition of the Common Shares.

AN INVESTMENT IN THE SECURITIES IS SPECULATIVE AND THERE CAN BE NO ASSURANCE OF ANY RETURN ON ANY SUCH INVESTMENT.

An investment in the Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

FUTURE SALES AND ISSUANCES OF OUR COMMON STOCK OR RIGHTS TO PURCHASE COMMON STOCK COULD RESULT IN ADDITIONAL DILUTION OF THE PERCENTAGE OWNERSHIP OF OUR STOCKHOLDERS AND COULD CAUSE OUR SHARE PRICE TO FALL.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

THE SECURITIES WILL BE OFFERED BY US ON A “BEST EFFORTS” BASIS, AND WE MAY NOT RAISE THE MAXIMUM OFFERING.

We are offering the Common Shares on a “best efforts” basis. In a best efforts offering such as the one described in this Circular, there is no assurance that we will sell any of this offering including any amount up to the Maximum Offering. Accordingly, we may close upon amounts less than the Maximum Offering, which may not provide us with sufficient funds to fully implement our business plan.

IF THE MAXIMUM OFFERING IS NOT RAISED, IT MAY INCREASE THE AMOUNT OF LONG-TERM DEBT OR THE AMOUNT OF ADDITIONAL EQUITY WE NEED TO RAISE.

There is no assurance that the maximum number of Common Shares offered in this Offering will be sold. If the Maximum Offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity we are required to raise will further dilute investors participating in this Offering.

INVESTOR FUNDS WILL NOT ACCRUE INTEREST WHILE IN ESCROW PRIOR TO CLOSING.

All funds delivered in connection with subscriptions for the Securities will be held in a non-interest bearing escrow account with until the closing of the Offering, if any. If we fail to close prior to the Termination Date, investor subscriptions will be returned without interest or deduction. Investors in the Securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering.

WE HAVE NOT PAID DIVIDENDS IN THE PAST AND DO NOT EXPECT TO PAY DIVIDENDS IN THE FUTURE. ANY RETURN ON INVESTMENT MAY BE LIMITED TO THE VALUE OF OUR COMMON STOCK.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant.

If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

RISKS RELATING TO GOTHAM BALLERS OWNING A CHAMPIONS BASKETBALL LEAGUE LICENSE

ADDITIONAL FINANCING MAY BE NECESSARY FOR THE IMPLEMENTATION OF OUR GROWTH STRATEGY.

The team may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to:

• enhance our operating infrastructure

• otherwise respond to competitive pressures.

Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our common stock.

GOTHAM BALLERS SUMMER SEASON COMPETES WITH OTHER PROFESSIONAL SPORTING EVENTS.

Our season focuses primarily on the summer months when the Major League Baseball (MLB) season is in full swing. Our season comes at a time when spectators might normally prefer to be outdoors rather than indoors in an arena. These factors may some impact on the teams' overall attendance.

GOTHAM BALLERS RELIES ON COOPERATION WITH THIRD PARTY LOCATIONS AND VENDORS.

Team success is reliant on the use of certain venues and/or locations to host events. If you are unable to secure beneficial deals with those venues and/or locations, our business, financial condition, and results of operations would be adversely affected.

GOTHAM BALLERS MAY ENCOUNTER SUBSTANTIAL COMPETITION FROM VARIOUS SOURCES.

In order to attract fans and market team-related merchandise and other products and services offered by the Company and the League, the Company and the League must successfully compete with (i) other basketball teams, including those in the National Basketball Association (“NBA”), to a certain extent the Women’s National Basketball Association (“WNBA”) and the National Collegiate Athletic Association (“NCAA”), (ii) other professional and NCAA sports teams (iii) the National Basketball Developmental League (“NBDL”), and (iv) other sporting and non-sporting sources of entertainment. Given the established nature of many of those competitors, there can be no guarantee that the Company and the League will attract enough revenue from fans and other sources to be profitable. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

GOTHAM BALLERS DEPENDENCE ON SUCCESS OF TEAMS AND LEAGUE.

The Company and the League are dependent upon the continued operation of individual teams. The Company has limited control over other teams’ management, team funding and sponsorship and may not be able to assure compliance with play, promotion and other commitments required.

If a substantial number of the teams do not operate, the Company’s and the League’s merchandising sponsorships and other revenue-generating possibilities will be materially harmed, which, as a result would adversely affect our business, financial condition, and results of operations.

OUR EMPLOYEES, EXECUTIVE OFFICERS, DIRECTORS AND INSIDER STOCKHOLDERS BENEFICIALLY OWN OR CONTROL A SUBSTANTIAL PORTION OF OUR OUTSTANDING COMMON STOCK,

Which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his shares. All of our currently outstanding shares of common stock is beneficially owned and controlled by a group of insiders, including our employees, directors and executive officers. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our common stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our common stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

POTENTIAL LABOR DISPUTES IN PROFESSIONAL SPORTS COULD ADVERSELY AFFECT THE PROFITABILITY OF OUR BUSINESS.

Professional sports have a significant impact on the market conditions for each individual sport. Collective bargaining, labor disputes, lockouts or strikes by a professional sport, particularly Major League Baseball (MLB), National Football League (NFL), National Hockey League (NHL) the National Basketball Association (NBA), or international soccer leagues, could have a negative

impact on our revenues. This may result in fewer page views that result in commercial activities by our users, and may cause advertisers to reduce the amount they spend on online advertising, thus having a significant negative impact on our website in 2016 and beyond.

THE OWNERSHIP BY OUR CHIEF EXECUTIVE OFFICER AND OUR DIRECTORS OF SHARES OF CHAMPIONS LEAGUE COMMON STOCK AND RIGHTS TO PURCHASE CHAMPIONS LEAGUE COMMON STOCK MAY CREATE, OR MAY CREATE THE APPEARANCE OF, CONFLICTS OF INTEREST.

The ownership by our chairman, president and our directors of shares of Champions League common stock, options to purchase shares of Champions League common stock, or other equity awards of Champions League may create, or may create the appearance of, conflicts of interest. Our chief executive officer currently serves as the chief executive officer of Champions League. Our chairman also currently serves on the board of directors of Champions League. Ownership by our chairman, president and our directors of common stock or options to purchase common stock of Champions League, or any other equity awards, whether prior to, or following the consummation of, this offering, creates, or, may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Champions League than the decisions have for us. Any perceived conflicts of interest resulting from investors questioning the independence of our management or the integrity of corporate governance procedures may materially affect our business and results of operations.

ANY DISPUTES THAT ARISE BETWEEN THE TEAM AND CHAMPIONS LEAGUE WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS COULD HARM OUR BUSINESS OPERATIONS.

Disputes may arise between Champions League and us in a number of areas relating to our past and ongoing relationships, including:

- intellectual property, technology and business matters, including failure to make required technology transfers and failure to comply with non-compete provisions applicable to us;
- labor, tax, employee benefit, indemnification and other matters;
- distribution and supply obligations;
- employee retention and recruiting;
- business combinations involving us;
- sales or distributions by Champions League of all or any portion of its ownership interest in us;
- the nature, quality and pricing of services Champions League has agreed to provide us; and
- business opportunities that may be attractive to both of us.

If we have any disputes with Champions League, we may not be able to achieve the full strategic and financial benefits we expect to receive, or the benefits may be delayed or not occur at all.

OUR OPERATING RESULTS FORECAST RELIES IN LARGE PART UPON ASSUMPTIONS AND ANALYSES DEVELOPED BY US. IF THESE ASSUMPTIONS AND ANALYSES PROVE TO BE INCORRECT, OUR ACTUAL OPERATING RESULTS MAY BE MATERIALLY DIFFERENT FROM OUR FORECASTED RESULTS.

Whether actual operating results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:

- whether we can obtain sufficient capital to sustain and grow our business;
- whether we can manage relationships with key suppliers;
- demand for our products;
- the timing and costs of new and existing marketing and promotional efforts;
- the market response to our products, and our ability to introduce new teams in a timely, cost-effective basis, and in a manner that does not detract from our existing teams;
- our ability to manage our growth;
- competition;
- our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies; and
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial condition.

WE ARE DEPENDENT UPON THE SERVICES OF OUR CHAIRMAN, CARL GEORGE.

Our success is heavily dependent on the continued active participation of Carl George, our chief executive officer. Loss of the services of Carl George could have a material adverse effect upon our business, financial condition or results of operations. Further, our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel.

Competition for qualified employees among companies in the technology industry is intense, and an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on the Company. Our inability to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATING TO GOTHAM BALLERS, INC.

Gotham Ballers, INC. was formed own and operate the New York Team License in the Champions Basketball League. The following risk factors are those of Gotham Ballers, Inc.

GOTHAM BALLERS, INC. (GBI) IS A DEVELOPMENT STAGE COMPANY AND GBI HAS A LIMITED OPERATING HISTORY UPON WHICH YOU CAN BASE AN INVESTMENT DECISION.

GBI is in the development stage and has a limited operating history for you to consider in evaluating GBI's business and prospects. GBI has not yet generated any sales and has no net income. GBI initially anticipates incurring operating losses. There can be no assurance that GBI will be able to generate significant revenues from sales. GBI's ability to achieve profitability will depend upon, among other things, GBI's success in securing sponsorship and marketing support for athletes and event operations, managing GBI's expense levels and quickly integrating newly hired personnel and technology, including management. GBI's failure to achieve profitability would have a material adverse effect on GBI's business, financial condition and results of operations.

TO DATE GBI HAS HAD SIGNIFICANT OPERATING LOSSES, AND AN ACCUMULATED DEFICIT. GBI HAS HAD NO REVENUES AND DOES NOT EXPECT TO BE INTIALLY PROFITABLE FOR AT LEAST THE FORESEEABLE FUTURE, AND CANNOT ACCURATELY PREDICT WHEN IT MIGHT BECOME PROFITABLE, IF EVER.

GBI has been operating at a loss since GBI's inception, and GBI expects to continue to incur substantial losses for the foreseeable future. GBI had no revenue for the calendar year ended December 31, 2015. Further, GBI may not be able to generate significant revenues in the future. In addition, GBI expects to incur substantial operating expenses in order to fund the expansion of GBI's business. As a result, GBI expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, GBI might become profitable.

GBI'S AUDITORS ARE EXPECTED TO EXPRESS SUBSTANTIAL DOUBT ABOUT GBI'S ABILITY TO CONTINUE AS A GOING CONCERN.

GBI's auditors have yet to conduct the Company's first audit but are expected to state that GBI's ability to continue as a going concern is an issue as a result of GBI's losses from operations if GBI continues to experience net operating losses. GBI's ability to continue as a going concern is subject to GBI's ability to generate a profit.

ADDITIONAL FINANCING MAY BE NECESSARY FOR THE IMPLEMENTATION OF GBI'S GROWTH STRATEGY.

GBI may require additional debt and/or equity financing to pursue GBI's growth strategy. Given GBI's limited operating history and existing losses, there can be no assurance that GBI will be successful in obtaining additional financing. Lack of additional funding could force GBI to curtail substantially GBI's growth plans or cease operations.

In addition, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on GBI's operating flexibility. GBI's failure to successfully obtain additional future funding may jeopardize GBI's ability to continue GBI's business and operations.

GBI MAY BE UNABLE TO MANAGE THEIR GROWTH OR IMPLEMENT THEIR EXPANSION STRATEGY.

GBI may not be able to expand GBI's product and service offerings, GBI's markets, or implement the other features of GBI's business strategy at the rate or to the extent presently planned. GBI's projected growth will place a significant strain on GBI's administrative, operational and financial resources. If GBI is unable to successfully manage GBI's future growth, establish and continue to upgrade GBI's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, GBI's financial condition and results of operations could be materially and adversely affected.

GBI RELIES UPON TRADE SECRET PROTECTION TO PROTECT THEIR INTELLECTUAL PROPERTY; IT MAY BE DIFFICULT AND COSTLY TO PROTECT GBI'S PROPRIETARY RIGHTS AND GBI MAY NOT BE ABLE TO ENSURE THEIR PROTECTION.

GBI currently relies on trade secrets. Trade secrets are difficult to protect and while GBI use reasonable efforts to protect GBI's trade secrets, GBI cannot assure that GBI's employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose GBI's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, GBI's competitors may independently develop equivalent knowledge, methods and know-how. If GBI is unable to defend GBI's trade secrets from others use, or if GBI's competitors develop equivalent knowledge, it could have a material adverse effect on GBI's business.

Any infringement of GBI's proprietary rights could result in significant litigation costs, and any failure to adequately protect GBI's proprietary rights could result in GBI's competitors' offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect GBI's proprietary rights to the same extent as do the laws of the United States. Therefore, GBI may not be able to protect GBI's proprietary rights against unauthorized third party use. Enforcing a claim that a third party illegally obtained and is using GBI's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce GBI's intellectual property rights, to protect GBI's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect GBI's future operating results.

GBI LACKS SALES, MARKETING AND DISTRIBUTION CAPABILITIES AND DEPEND ON THIRD PARTIES TO MARKET GBI SERVICES.

GBI has minimal personnel dedicated solely to sales and marketing of GBI's games, events and endorsements and therefore GBI must rely primarily upon third parties to market and sell GBI's games, events and endorsements. These third parties may not be able to market GBI's games, events and endorsements successfully or may not devote the time and resources to marketing GBI's games, events and endorsements that GBI require. GBI also rely upon third party carriers to distribute and deliver GBI's games, events and endorsements.

If GBI choose to develop GBI's own sales, marketing or distribution capabilities, GBI will need to build a marketing and sales force with games, events and endorsements expertise and with

supporting distribution capabilities, which will require a substantial amount of management and financial resources that may not be available. If GBI or a third party are not able to adequately sell and distribute GBI's games, events and endorsements, GBI's business will be materially harmed.

IF GBI IS UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE GBI'S GAMES, EVENTS AND ENDORSEMENTS, GBI'S BUSINESS WILL BE HARMED.

GBI has limited experience as a company in the sale, marketing and distribution of GBI's products and services. GBI depends upon third parties to sell GBI's games, events and endorsements both in the United States and internationally. To achieve commercial success, GBI must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to sell, market and distribute GBI's games, events and endorsements.

If GBI is unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, GBI may not be able to games, events and endorsements revenue and may not become profitable. If GBI's current or future partners do not perform adequately, or GBI is unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, GBI's ability to achieve GBI's expected revenue growth rate will be harmed.

GBI'S SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE OF THE GBI'S GAMES, EVENTS AND ENDORSEMENTS.

GBI's ability to gain market acceptance and to grow will largely depend upon GBI's success in effectively and efficiently communicating games, events and endorsement benefits to the key buyer groups and distinguishing GBI's games, events and endorsement from other games, events and endorsements. To gain market share, GBI also must brand the GBI's players as highly competitive. GBI cannot assure you that GBI will be able to achieve success, to gain market acceptance and grow. GBI's failure to achieve market acceptance would have a material adverse effect on GBI's business, financial condition and results of operations.

GBI'S OPERATING RESULTS FORECAST RELIES IN LARGE PART UPON ASSUMPTIONS AND ANALYSES DEVELOPED BY GBI. IF THESE ASSUMPTIONS AND ANALYSES PROVE TO BE INCORRECT, GBI'S ACTUAL OPERATING RESULTS MAY BE MATERIALLY DIFFERENT FROM GBI'S FORECASTED RESULTS.

Whether actual operating results and business developments will be consistent with GBI's expectations and assumptions as reflected in GBI's forecast depends on a number of factors, many of which are outside GBI's control, including, but not limited to:

- whether GBI can obtain sufficient capital to sustain and grow GBI's business;
- whether GBI can manage relationships with key suppliers;
- demand for GBI's games, events and endorsements;
- the timing and costs of new and existing marketing and promotional efforts;

- the market response to GBI's games, events and endorsements, and GBI's ability to introduce new games, events and endorsements in a timely, cost-effective basis, and in a manner that does not detract from GBI's existing games;
- GBI's ability to manage GBI's growth;
- competition from other leagues;
- GBI's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies; and
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond GBI's control, could materially and adversely affect GBI's business, results of operations and financial condition.

GBI IS DEPENDENT UPON KEY PERSONNEL AND CONSULTANTS.

GBI's success is heavily dependent on the continued active participation of GBI's current executive officers listed under "Management." Loss of the services of one (1) or more of GBI's officers could have a material adverse effect upon GBI's business, financial condition or results of operations. Further, GBI's success and achievement of GBI's growth plans depend on GBI's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the sports entertainment industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of GBI's activities, could have a materially adverse effect on us. The inability on GBI's part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on GBI's business, financial condition or results of operations.

GBI'S BUSINESS MODEL IS EVOLVING AND UNPROVEN.

GBI's business model is unproven and is likely to continue to evolve. Accordingly, GBI's initial business model may not be successful and may need to be changed. GBI's ability to generate significant revenues will depend, in large part, on GBI's ability to successfully market GBI's products to potential users who may not be convinced of the need for GBI's products and services or who may be reluctant to rely upon third parties to develop and provide these products. GBI intend to continue to develop GBI's business model as GBI's market continues to evolve.

IF GBI FAILS TO MAINTAIN AND ENHANCE AWARENESS OF GBI'S BRAND, GBI'S BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

GBI believe that maintaining and enhancing awareness of GBI's brand is critical to achieving widespread acceptance and success of GBI's business. GBI also believe that the importance of brand recognition will increase due to the relatively low barriers to entry in GBI's market. Maintaining and enhancing GBI's brand awareness may require GBI to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful.

Further, even if these efforts are successful, they may not be cost-effective. If GBI is unable to continuously maintain and enhance GBI's website, GBI's traffic may decrease and GBI may fail to attract advertisers, which could in turn result in lost revenues and adversely affect GBI's business and financial results.

GBI NEEDS TO INCREASE BRAND AWARENESS.

Due to a variety of factors, GBI's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of GBI's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in GBI's market increases. Successfully promoting and positioning GBI's brand will depend largely on the effectiveness of GBI's marketing efforts and GBI's ability to develop industry-leading products at competitive prices. Therefore, GBI may need to increase GBI's financial commitment to creating and maintaining brand awareness. If GBI fail to successfully promote GBI's brand name or if GBI incur significant expenses promoting and maintaining GBI's brand name, it would have a material adverse effect on GBI's results of operations.

GBI FACES COMPETITION IN GBI'S MARKETS FROM A NUMBER OF LARGE AND SMALL COMPANIES, SOME OF WHICH HAVE GREATER FINANCIAL, RESEARCH AND DEVELOPMENT, PRODUCTION AND OTHER RESOURCES THAN GBI HAS.

The industry competitors with which GBI competes in most cases have longer operating histories, established ties to fans or athletes, and greater brand awareness. Many of GBI's competitors in the market space have greater financial, technical and marketing resources. GBI's ability to compete depends, in part, upon a number of factors outside GBI's control, including the ability of GBI's competitors to develop alternatives that are competitive. If GBI fails to successfully compete for athletes or fans, or if GBI incurs significant expenses competing for athletes or fans, it would have a material adverse effect on GBI's results of operations.

A DATA SECURITY BREACH COULD EXPOSE GBI TO LIABILITY AND PROTRACTED AND COSTLY LITIGATION, AND COULD ADVERSELY AFFECT GBI'S REPUTATION AND OPERATING REVENUES.

To the extent that GBI's activities involve the storage and transmission of confidential information such as online fan clubs and other Internet offerings, GBI and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to GBI's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information.

A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving GBI's products and services, reputational damage and claims or regulatory actions against us. If GBI is sued in connection with any data security breach, GBI could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, GBI might be forced to pay damages and/or change GBI's business practices or pricing structure, any of which could have a material adverse effect on GBI's operating revenues and profitability. GBI

would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

GBI DEPENDS ON THIRD PARTY PROVIDERS FOR A RELIABLE INTERNET INFRASTRUCTURE AND THE FAILURE OF THESE THIRD PARTIES, OR THE INTERNET IN GENERAL, FOR ANY REASON WOULD SIGNIFICANTLY IMPAIR GBI'S ABILITY TO CONDUCT ITS BUSINESS.

GBI will outsource all of its data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third party facilities require uninterrupted access to the Internet. If the operation of the Company's servers is interrupted for any reason, including natural disaster, financial insolvency of a third party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

GBI'S EMPLOYEES MAY ENGAGE IN MISCONDUCT OR IMPROPER ACTIVITIES.

GBI is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with regulations, provide accurate information to regulators, comply with applicable standards, comply with federal and state laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper or illegal activities, which could result in regulatory sanctions and serious harm to GBI's reputation. GBI has adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions GBI take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting GBI from governmental investigations or other

GOVERNMENTAL REGULATION.

GBI is subject to certain standard employment and event regulations at both State and Federal Levels. The Federal regulations are those regarding fair employment practices and safe working conditions, both of which the Company intends to follow. The State and City regulations are those standard regulations related to arena capacity, fire code and safe concerts and events including permitting and staffing requirements. While these requirements will vary from State to State and city to city, it is the Company's intent to manage each event so that it is regulatory compliant. In certain cities GBI's events will require permitting and special taxes and in others there are no such requirements. The Company plans to utilize checklists for each event to ensure compliance with such regulations.

GBI will continue to comply with all applicable regulations affecting the markets in which it operates however, such regulation may become overly burdensome and therefore may have a negative effect on the Company's ability to perform as planned. These regulations including necessary permits, ticket sales rules and taxes and regulations including fire and employment regulations for events, will differ from city to city and state to state will require GBI to comply will all applicable rules and permits and should GBI fail to maintain compliance subject GBI to fines or the inability to hold GBI's events in that city or state.

RELIANCE ON MARKET RESEARCH.

A substantial portion of the market research conducted for this endeavor is based upon management's prior business experience as well as personal discussions with industry leaders.

While the initial response has been positive, such information is highly subjective, with no independent statistics to rely upon. While the Company considers these indicators to be very favorable for the development of its business, there is no definitive proof of the size of the potential market or that the Company can achieve all its stated goals.

GBI'S EMPLOYEES, EXECUTIVE OFFICERS, DIRECTORS, FOUNDERS AND INSIDER STOCKHOLDERS BENEFICIALLY OWN OR CONTROL A SUBSTANTIAL PORTION OF GBI'S OUTSTANDING COMMON STOCK, WHICH MAY LIMIT GBI'S ABILITY AND THE ABILITY OF GBI'S OTHER STOCKHOLDERS, WHETHER ACTING ALONE OR TOGETHER, TO PROPOSE OR DIRECT THE MANAGEMENT OR OVERALL DIRECTION OF GBI'S COMPANY.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of GBI's Company that might otherwise result in an investor receiving a premium over the market price for its shares. Approximately 70% of GBI's outstanding shares prior to this Offering of common stock is beneficially owned and controlled by a group of insiders, including GBI's employees, directors and executive officers. Accordingly, GBI's employees, directors, executive officers and insider shareholders may have the power to control the election of GBI's directors and the approval of actions for which the approval of GBI's stockholders is required. If you acquire shares of Common Stock, you may have no effective voice in the management of GBI's Company. Such concentrated control of GBI's Company may adversely affect the price of GBI's Common Stock. GBI's principal stockholders may be able to control matters requiring approval by GBI's stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for GBI's stockholders to receive a premium for their shares of GBI's Common Stock in the event GBI merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of GBI's Common Stock

LIMITATION OF DIRECTOR LIABILITY.

GBI's Articles of Incorporation and Bylaws provide for the indemnification of directors to the fullest extent permitted by the New York Business Corporation Act and to the extent permitted by such law, eliminate or limit the personal liability of directors to GBI and its shareholders of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling GBI pursuant

to the foregoing provisions, GBI has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These are the principal risks that relate to the company and its business:

Gotham Ballers, Inc. (GBI) is a development stage company and GBI has a limited operating history upon which you can base an investment decision.

Additional financing may be necessary for the implementation of GBI's growth strategy.

GBI may be unable to manage their growth or implement their expansion strategy.

GBI lacks sales, marketing and distribution capabilities and depend on third parties to market GBI services.

If GBI is unable to establish sufficient sales and marketing capabilities or enter into and maintain appropriate arrangements with third parties to sell, market and distribute GBI's games, events and endorsements, GBI's business will be harmed.

GBI's success is dependent on market acceptance of the GBI's games, events and endorsements.

GBI's operating results forecast relies in large part upon assumptions and analyses developed by GBI. If these assumptions and analyses prove to be incorrect, GBI's actual operating results may be materially different from GBI's forecasted results.

GBI is dependent upon key personnel and consultants.

GBI's business model is evolving and unproven.

If GBI fails to maintain and enhance awareness of GBI's brand, GBI's business and financial results could be adversely affected.

GBI needs to increase brand awareness. GBI faces competition in GBI's markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than GBI has.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Common Stock Ownership.

The following table lists the percentage and shares of the current ownership prior to this offering.

Name	Number of Shares	Percentage of Shares
New York Star Champs, LLC	2,000,000	22.2%
AASKI Sports, LLC	2,000,000	22.2%
NY Team Holdings	1,000,000	11.1%
Champions League Partners, Inc.	2,000,000	22.2%
Champions League, Inc.	2,000,000	22.2%

Grants of Plan-Based Awards

The following table sets forth information regarding stock option awards to our executive officers under our stock option plans.

Name	Title	Number of Stock Options	Grant Date	Vesting Period	Exercise Price	Expiration Date
Mark Aguirre	President	150,000	June 1, 2016	36 Months	$1.00	June 1, 2019
Brian Kelly	Marketing	100,000	June 1, 2016	36 Months	$1.00	June 1, 2019
Jill Miyato	VP Operations	100,000	June 1, 2016	36 Months	$1.00	June 1, 2019
Mark Dagostino	VP Finance	100,000	June 1, 2016	36 Months	$1.00	June 1, 2019

Classes of Securities

The Company only has common shares outstanding.

Common shares are entitled to one vote per share on all Company matters that call for a shareholder vote including the election of members of the Company's Board of Directors.

What it means to be a minority holder

Insider stockholders beneficially own or control a substantial portion (the majority) of our outstanding common stock.

Which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his shares. All of our currently outstanding shares of common stock is beneficially owned and controlled by a group of insiders, including our employees, directors and executive officers.

Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our common stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our common stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we merge or are acquired.

Dilution

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution which means they will own a smaller percentage of the total shares outstanding due to the issuance of the new shares and securities.

We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending November 30th, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of Operations

The Company is launching operations after this offering and has no prior operating history.

Financial Milestones

Financial milestones will include the completion of this offering, the first sales of tickets to fans, the first sales of sponsorships to endorsement and sponsorship partners, the first broadcast of the Company's games and the first revenue received from high school camps and other community based events.

Liquidity and Capital Resources

The Company is solely dependent on its ability to raise capital including this offering until it reaches profitability which cannot be assured.

Indebtedness

The Company has not debt but may in the future take on debt to finance its operations or acquisitions. Terms of any future debt cannot be predicted and debt may not be available on terms that are attractive.

Recent offerings of securities

The Company was founded in 2016 and each subscriber to the Company's founding paid a price between 0 and $.25 cents per share. In total the Company has issued 9,000,000 shares of its common stock to its existing shareholders.

Valuation

The Company's valuation is completely subjective and was arrived at by its Board of Directors after consulting with and discussing the Company with its advisors in the legal, accounting, and securities industries.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $7.00, the net proceeds from the sale of the 142,850 shares in this offering will be approximately $926,000, after deducting the estimated offering expenses of approximately $74,000.

The net proceeds of this offering will be used primarily to fund the launch of the basketball operations of the Gotham Ballers team. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$50,000	$999,950
Less: Offering Expenses		
(a) StartEngine Fees	$3,500	$50,000
(b) FundAmerica Fees (1)	$2,400	$4,000
(c) Professional Fees (2)	$20,000	$20,000
Net Proceeds	$24,100	$925,950
Use of Net Proceeds:		
(a) Launch of Gotham Ballers Front Office	$5,000	$5,000
(b) Social Media Marketing	$5,000	$75,000
(c) Salaries and General Admin (3)	$0	$175,000
(d) Pre Season Group Sales	$0	$75,000
(e) Promotions and Event Marketing	$0	$75,000
(e) Pre Season Team Launch Events	$1,000	$150,000
(e) Build out of Owners Club App	$3,000	$25,000
(e) Professional Fees	$5,000	$25,000
(f) Working Capital	$5,100	$320,950
Total Use of Net Proceeds	$24,100	$925,950

Irregular Use of Proceeds

No intended irregular use of proceeds is reportable as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled “Administration Expenses” that is not strictly for administrative purposes; any expense labeled “Travel and Entertainment”; or any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No Director, officer or employee is disqualified for any reason under any law or SEC ruling from participating in this offering.

Annual Reports

Annual reports on the Company's business operations including its accounting financial statements will be made available each January on the Company's website www.GothamBallers.com. The Company's fiscal year starts on January 1st and closes on December 31, each year.

Compliance Failure

The Company has never failed to comply with any provision in Regulation CF. The Company has never raised or attempted to raise capital under Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

Gotham Ballers, Inc.

Financial Statements
November 30, 2016
(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

GOTHAM BALLERS, INC.
Index
November 30, 2016

Page(s)

Independent Accountant's Review Report 1

Financial Statements

Unaudited Balance Sheet as of November 30, 2016 2

Unaudited Statement of Operations for the period February 26, 2016 through November 30, 2016 3

Unaudited Statement of Changes in Stockholders' Equity for the period February 26, 2016 through November 30, 2016 4

Unaudited Statement of Cash Flows for the period February 26, 2016 through November 30, 2016 5

Notes to Unaudited Financial Statements 6–10

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of
Gotham Ballers, Inc.

We have reviewed the accompanying balance sheet of Gotham Ballers, Inc., which comprise the balance sheet as of November 30, 2016 and the related statements of operations, changes in stockholders' equity, cash flows and related notes for the period from February 26, 2016 (date of inception) to November 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United states of America; this includes design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

//s// RBSM LLP RBSM LLP

New York, New York
December 20, 2016
12/20/2016

Gotham Ballers, Inc.

Balance Sheet
(UNAUDITED)
November 30, 2016

Assets	
Current assets:	
Due from affiliate	$ 210
Prepaid license fee, net of accumulated amortization of $503,125	1,221,875
Total current assets	1,222,085
Total assets	$ 1,222,085
Liabilities and Stockholders' Equity	
Current liabilities:	
Note payable, net of unamortized deferred finance costs of $2,084	$ 47,916
Accounts payable and accrued expenses	41,800
Total current liabilities	89,716
Total liabilities	89,716
Stockholders' equity	
Common stock, $.001 par value, 50,000,000 shares authorized	
9,000,000 shares issued and outstanding	9,000
Additional paid in capital	2,070,574
Accumulated deficit	(947,205)
Total Stockholders' equity	1,132,369
Total liabilities and stockholders' equity	$ 1,222,085

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.

Statement of Operations
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Operating expenses		
Consulting costs - vested stock options	$	351,074
Amortization of license fee - affiliate		503,125
Professional fees		85,000
Other		6,840
Total operating expenses		946,039
Loss from operations		(946,039)
Other expenses		
Interest expense		750
Finance cost		416
Total other expenses		1,166
Loss before income taxes		(947,205)
Provision for income taxes		-
Net loss	$	(947,205)

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.

Statement of Changes in Stockholders' Equity
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

	Number of Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, February 26, 2016	-	$ -	$ -	$ -	$ -
Shares issued in exchange for LLC interest	9,000,000	9,000	1,717,000		1,726,000
Vested stock options			351,074		351,074
Fair value of warrant			2,500		2,500
Net loss				(947,205)	(947,205)
Balance, November 30, 2016	9,000,000	$ 9,000	$ 2,070,574	$ (947,205)	$ 1,132,369

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.

Statement of Changes in Cash Flows
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Cash flows from operating activities	
Net loss	$ (947,205)
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization of license fee	503,125
Amortization of finacing fees	416
Consulting cost - vested stock options	351,074
Expenses paid by affiliate on behalf of Company	51,000
Decrease (increase) in operating assets	
Due from affiliate	(210)
Increase (decrease) in operating liabilities	
Due Limited Partner	
Accounts payable and accrued expenses	41,800
Net cash used in operating activities	-
Cash flows from investing activities:	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash used in financing activities	-
Net increase in cash for the year	-
Cash at beginning of period	-
Cash at end of period	$ -

Supplemental Disclosure of Non-Cash Investment and Financing Activities	
Note rceivable for the subscription of common stock netoff with Licence fees	$ 500,000
Subscription money on shares sold directly paid to licensor by shareholder	$ 750,000
Fair value of warrant issued as financing cost	$ 2,500
Proceed from issuance of shares deposited in affiliate bank account	$ 476,000
Payment for license fees made through affiliate account	$ 475,000
Proceed from issuance of notes deposited in affiliate bank account	$ 50,000

The accompanying notes are an integral part of these unaudited financial statements.

1. Organization and Business

Gotham Ballers, LLC ("LLC") was organized as a limited liability company and was formed under the laws of the State of New York on February 26, 2016. GB Newco, Inc. was incorporated under the laws of the New York on September 16, 2016. On September 27, 2016, Gotham Ballers, LLC was merged into GB Newco, Inc. and the surviving company changed its name to Gotham Ballers, Inc. (the "Company"). Gotham Ballers, LLC was dissolved on that day. The Company will operate the New York team of Champions Basketball League ("CBL").

The Company has not commenced operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue

Revenue from services will be recorded at the time there is persuasive evidence that the Company's services have been substantially completed, the fee is determinable and collection is reasonably assured. The Company has not commenced operations and accordingly has no revenue.

Cash

As of November 30, 2016, the Company has not opened any bank account.

Intangible assets

Intangible assets consist of license fees agreement and are stated at cost less accumulated amortization. Amortization is provided for on the straight-line basis over the estimated useful lives of the assets.

Income taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting.

Under this method, deferred tax liabilities and assets are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

measured using enacted tax rates to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

At November 30, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

Stock option plan

Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Going concern

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has sustained a net loss for the period ended November 30, 2016, has generated no revenues and has accumulated deficit of $947,205 as of November 30, 2016 which raise substantial doubt about the Company's ability to continue as a going concern. In order for the Company to continue operations beyond the next twelve months and be able to discharge its liabilities and commitments in the normal course of business it must raise additional equity or debt capital and continue cost cutting measures. There can be no assurance that the Company will be able to achieve sustainable profitable operations or obtain additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to management.

The accompanying financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Fair value of financial instruments

The Company's financial instruments, including accounts payable and accrued expenses and Note payable are carried at historical cost. At November 30, 2016, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Recent accounting pronouncements

Management does not believe that any recently issued but not yet effective accounting pronouncements if currently adopted would have a material effect on the accompanying financial statements.

3. Transactions with related parties

License fee

Effective May 1, 2016, the Company has licensed (the "License"), from Champions Basketball League LLC ("CBLLC"), the right to operate a professional basketball team to play in the CBL. Pursuant to the license, the Company shall pay CBLLC an initial fee of $1,725,000 plus annual license fees, in the amount of $500,000, commencing May 1, 2018. The annual license fees will increase annually by the greater of 5% or the year over year increase in the Consumer Price Index. The license also requires annual payments of certain base player and coach costs and visiting team fees, currently $1,120,000 and payable by May 1, 2017. Pursuant to the License, the Company shall pay CBLLC annual license fees that will be expense pro ratably over the license period.

CBLLC has waived the requirement for the Company to maintain a $500,000 letter of credit. CBLLC reserves the right to require a letter of credit as required by the License.

One of the shareholders has deposited its subscription money of $475,000 in one of the Company affiliate bank account which was used for the payment of license fees to CBLLC. The Company has assigned the Note of $500,000 to CBLLC towards license fees, which was received from one of its shareholder towards its share subscription money. Two of the shareholders has directly paid their subscription money in total of $750,000 to CBLLC on behalf of the Company as Company obligation towards license fees.

The Parent of CBLLC owns approximately 22% of the Company's shares.

The terms of any of these arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $276,000 as of November 30, 2016. The deferred tax asset balance is related to federal and state and local net operating loss (NOL) carryforwards accumulated during the period from September 27, 2016 through November 30, 2016 (the dates that the Company was a corporation).

Management believes that the net deferred tax assets should be subject to a 100% valuation allowance as of November 30, 2016.

5. Stock Option Plan

Consulting costs recognized pursuant to share-based awards is based on the grant date fair value of the award. The fair value (as measured on the grant date) of awards that vest from 0 to 3 years ("Service-based Awards") is amortized over the vesting periods or requisite service periods however, the vesting of some Service-based Awards will accelerate upon the occurrence of certain events. For the purposes of calculating diluted net income per share attributable to the Company's common shareholders, vested Service-based Awards are included in the diluted weighted average Shares outstanding. Expense relating to stock options is charged to Consulting costs within the Statement of Operations.

During the period February 26, 2016 through November 30, 2016, pursuant to the 2016 Plan, the Company granted consultants, players and officers 2,565,000 stock options that are Service-based Awards. Service-based Awards granted on June 1, 2016 had grant date fair values of $0.25 per share. During the period February 26, 2016 through November 30, 2016 1,404,286 options were vested. Fair value of the vested options was $351,074 for the period February 26, 2016 through November 30, 2016.

The following table summarizes activity related to options during the period February 26, 2016 through November 30, 2016:

Options Outstanding			
Exercise Price	Number of Options	Weighted Average Remaining life in Years	Exercisable Number of Options
$ 1.00	2,565,000	4.5	1,115,000

	Service Based Awards	
	Number of Shares	Weighted Average Price Per Share
Outstanding at February 26, 2016		
Granted	2,565,000	$ 1.00
Exercised	-	-
Expired	-	-
Outstanding at November 30, 2016	2,565,000	$ 1.00

During period ended November 30, 2016, the Company granted an aggregate of 2,565,000 stock options to consultant, player and employee. Consultant options will be vested immediately while

other options will vest over two to three years. The options have an exercise price of $1.00 per share and a term of five years. These options have a grant date fair value of $.25 per option, determined using the Black Scholes method based on the following assumptions: (1) risk free interest rate of 2%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 300%; and (4) an expected life of the options of 5 years. We have recorded an expense for the options of $351,074 for the period ended February 26, 2016 (inception) through November 30, 2016.

6. Note Payable

The Company has issued a note payable in the amount of $50,000 that provides for interest at a rate of 10% per annum paid at April 30, 2017 (date of maturity). Additionally, the Company will issue, at maturity, a warrant to the noteholder to buy 10,000 shares exercisable at $1.00 per share. The warrant had a fair market value of $.25 at issuance and is being amortized over the term of the note. For the period ended February 26, 2016 (inception) through November 30, 2016 $416 has been amortized.

7. Commitments

The Company is committed to make annual payments under the License as follows:

Annual license fee (increase annually by the greater of 5% or the year over year increase in the Consumer Price Index).	$ 500,000
Base player costs	880,000
Coach costs	200,000
Visiting team fees	40,000

8. Stockholders' Equity

The Company has authority to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 2,000,000 shares of common stock of $1,000 to the founder member.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 2,000,000 shares of common stock for cash of $475,000 deposited in one of the Company affiliate bank account.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 3,000,000 shares of common stock for cash of $750,000 directly paid to the CBLLC towards the license fees.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 2,000,000 shares of common stock for Note of $500,000 which was further assigned to CBLLC towards the license fees.

Effective December 20, 2016, the Company effected a 1 for 100,000 forward stock split of its issued and outstanding common stock (the "Forward Stock Split"). All references to shares of the Company's common stock in this financial statement refers to the number of shares of common stock after giving effect to the Forward Stock Split (unless otherwise indicated).

9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through December 20, 2016, the date these financial statements were issued. Based on this evaluation, no material events were identified that required adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

▶ PLAY VIDEO

0
Reservations

$0
Raised of $50k - $1m goal

Gotham Ballers Inc

Own A Pro Sports Team

Small OPO · New York, NY · Sports

Chat

IMAGINE OWNING
A PRO SPORTS TEAM WITH PLAYERS STRAIGHT OUT OF THE NBA

Chat

CLICK BELOW TO PLAY THE VIDEO

Gotham Ballers are part of the Champions Basketball League

Chat

Champions Basketball League is an exciting brand of sports with unique programming that is all about the fans. The 16-team professional summer basketball league begins in July of 2017. Every player recently played in the NBA! You already know and love these players! With us, you'll be watching hundreds of your favorite recent NBA players battle it out each July, August with a Championship in September. We also host year-round charity events, camps and community-based programs in all 50 states and connect fans and athletes through a bold new sports marketing model, with tickets priced at just $25 that include a meet & greet and a pregame youth shootaround with the players. ***Be in on the ground floor and own a piece of the fun today.***

WE GOT GAME NEXT SUMMER IN 16 MARKETS ACROSS THE U.S.

MINNEAPOLIS
SAN FRANCISCO
DETROIT
BOSTON
NEW YORK
CHICAGO
PHILADELPHIA
CLEVELAND
LOS ANGELES
WASHINGTON D.C.
PHOENIX
ATLANTA
DALLAS
ORLANDO
HOUSTON
MIAMI

Chat

SPORTS TEAMS VALUES ARE GROWING

2014 CLIPPERS **SOLD FOR $2B**	**2012 KINGS** **SOLD FOR $534M**	**2014 BUCKS** **SOLD FOR $550M**	**2012 GRIZLLIES** **SOLD FOR $337M**

INVEST IN GOTHAM BALLERS

Chat

INVESTMENT $7 per share | PERKS: Each investment package contains additional perks – see below.

Draft Pick Package

When you invest over $140 (20 Shares) in the Gotham Ballers you receive these Perks:

- Official Gotham Ballers Owners Certificate
- Enter all games using the Owners-Only Door and the Owners-Only Parking
- Seating in the Owners premium seats section at each game - where players meet and greet pre-game
- Free Gotham Ballers SuperFan Owners App and Owners-Only nationwide social network
- 2 Tickets to a 2017 game (can be resold on StubHub*)

All Rookie Team Package

When you invest over $500 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- Attend Gotham Ballers practices at no charge (only Owners can attend practices)
- 4 Tickets to a game (can be resold on StubHub*)
- Receive 4 Owners T shirts

Rookie of the Year Package

When you invest over $1,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- 2 Official Gotham Ballers jerseys with custom Owners Designation
- Invitation for 2 to a February Gotham Ballers Owners- Only party at Walt Frazier's Restaurant with the entire NY Team including the front office: Walt Frazier, Earl Monroe and John Wallace
- 2 tickets to every Gotham Ballers home game in the 2017 season (can be resold on StubHub*)

All Star Team Package

When you invest over $5,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- Invitation for 2 more (total of 4 guests) to the Owners-Only party at Walt Frazier's Restaurant with the NY Team including the front office: Walt Frazier, Earl Monroe and John Wallace
- Team autographed ball – handed to you at center court at a Gotham Ballers game
- 4 tickets to every home game in the 2017 season (can be resold on StubHub*)

Season MVP Package

When you invest over $10,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- You and your guest join the Players Dinner the night before the game and are the guests of honor seated with the team during the game the following day
- Receive a post-game team photo of you with the team to be shared on Gotham Ballers and the Leagues' social media platforms
- You and your guest travel with the team to an away game of your choice

*Once the season launches all game tickets can be sold on StubHub.

In the Game Package

When you invest over $25,000 in the Gotham Ballers you receive the following additional Perks:

- Receive all previous level perks PLUS+
- Honorary Assistant Gotham Ballers coach at a game
- Receive a game jersey from the player of your choice on your Coaching day signed by all players from both teams
- You and your guest are invited to join us in Spring Training Camp in June
- You and 3 guests receive Championship Game and VIP party tickets to the League Championship weekend in Las Vegas including lodging at the teams' official hotel

INVEST IN JANUARY for THE 3 POINT PERK
A chance for you to WIN one of two 7 day, all expense paid, Pro Scout Trips for two to Orlando for the June 2017 Champions Basketball League training camp!
+ 2 Additional Game VIP Tickets (a $80 value)
Invest in January – so you don't miss out

Owners Can Attend Private Team Practices Just Like This One

Chat

WORLD CLASS FRONT OFFICE

Walt "Clyde" Frazier

NY President

Earl "The Pearl" Monroe

NY General Manager

John Wallace

NY Coach

Chat

MEET YOUR GOTHAM BALLERS

AL HARRINGTON

KENYON MARTIN

SHAWN MARION

JOSH CHILDRESS

KAREEM RUSH

DANIEL GIBSON

TYSHAWN TAYLOR

JAMAAL TINSLEY

Chat

RENALDO BALKMAN

TERRENCE WILLIAMS

"You never know if one these kids could grow up to one of us. So the opportunity to interact, is probably my favorite part of being a professional Athlete."
7 year NBA Vet
Gotham Baller, Daniel "Booby" Gibson

"I grew up in New Jersey. I know what New York is about. This fan base to me, is the best fan base in the world especially when it comes to basketball, For us to be able to play on this stage, in New York City, there is nothing like it – to me this is THE BEST place in the world to play basketball."
New Jersey Native, 16 Year NBA Vet, Former NY Knick
Gotham Baller, Al Harrington

GIBSON
1

www.ChampsHoops.com
GOTHAM BALLERS

"These guys can play".
2x NBA Champion
Champions President of Basketball, Mark Aguirre

"Wish we were playing today - I'm fired up".
NY Native, Syracuse Standout, NBA Vet
Gotham Ballers Coach, John Wallace

"It doesn't cost an arm and a leg to be close to a very exciting product."
2x NBA Champion, 7x All Star and NY Knick
Gotham Ballers President Walt Frazier

"You're going to be very, very impressed."
NBA Champion, 4x All Star and Former NY Knick
Gotham Ballers GM, Earl "The Pearl" Monroe

KEY FACTS

OWNER

- League has 16 teams, all in great cities
- All players are exclusively from the NBA
- Fan friendly priced game tickets $17.50 to $45
- 14 games per regular season
- League-wide college-style champions tournament in Las Vegas
- Championship team wins a million dollars
- Games feature live music, cheerleaders, DJ's, fun contests, celeb appearances and more
- We have an ESPN broadcast deal
- Our community programs help kids, spread positivity, and will make you proud

COMMUNITY CONNECTIONS

Sports at the service of the community

Community is at the heart of the New York Gotham Ballers and the Champions Basketball League. Our teams will help bring sports and the community together.

What is extra special about the Champions League is that every single player to be a part of the League has committed to serving their community. The communities where they grew up, played in college and played professionally. They'll feel great and you'll feel great for helping make it possible. These memories will travel on and off the court.

Leadership from Gotham Ballers and other Champions League teams will empower community youth and their parents, teaching about nutrition and well-being, good sportsmanship, and the importance of a healthy lifestyle.

The Gotham Ballers will host camps, clinics and school programs across the New York public school system year-round. So when fans become owners, their participation supports a greater good.

CHAMPIONS FOR COMMUNITY

CHAMPIONS

ESPN

With Games Broadcast On ESPN

Gotham Ballers has Recently Been Featured In:

YAHOO!
CBS SPORTS
USA TODAY
bleacher report
INSIDE HOOPS
COLLEGE BASKETBALL PREVIEW
TIGER: Truth or Consequences
Sports Illustrated
NCAA CHAMPIONS BACK ON TOP
DUKE 30
THE POINT GUARD ISSUE
ESPN
Summer Kicks Jump Players of 2010 Derrick Rose Poster
HOOP
NBA PREVIEW: CAN THE LAKERS 3PEAT?
LAKERS CHIP AGAIN

We're keeping a close eye on Champions Basketball League. So far, they're on the right track. -- Jeff Lenchiner

Inide Hoops

This is an impressive list of NBA and former NBA guys. -- Maggie Gray

Sports Illustrated

When you look at some of the names, you have iconic names here, and they do resonate. -- Bernt Ullman

USA Today

Champions Basketball League on track for 2017 start
September 8th, 2016

For famous basketball stars who have spent most of their lives being among the world's best at what they do, a new post-NBA summer home will soon exist: the Champions Basketball League. Champions is still on schedule to begin league play in the summer of 2017, and the early word is, things couldn't be going better.

August 10th, 2016

Nostalgic New Yorkers will get the chance to see four-time NBA All-Star Shawn Marion and former Pacers point guard Jamaal Tinsley, along with fading stars such as Kareem Rush. Ex-Nets Tyshawn Taylor, Terrence Williams and Josh Childress are also on the roster.

Sports Illustrated Now
August 9th, 2016

This is an impressed list of NBA and former NBA guys. Maggie Gray

Walt Frazier, Earl Monroe like what they see in new Knicks
August 9th, 2016

Walt Frazier, Earl Monroe like what they see in new Knicks: Walt Frazier stood at the mic, and the sharp-dressed man of teal introduced his former Knicks backcourt partner, Earl Monroe. The 71-year-old Hall of Famers were together again Tuesday at Clyde Frazier's Wine and Dine in Manhattan to promote their latest dish-and-swish venture — the Gotham Ballers of the Champions Basketball League, coming in 2017. "I think unequivocably the best backcourt ever," Frazier said

Champions League set to debut
November 17th, 2015

When you look at some of the names, you have iconic names here, and they do resonate. And the reality is that sports merchandising and the business of sports is staggering. So this, to me, is a very large asset that I anticipate we'll be able to leverage across multiple product categories and deal structures, and I think we'll have a lot of fun in the process. Bernt Ullman

Be A Fan - Own The Team

Imagine owning a piece of a pro sports team.

The average NBA team has gone up in value over ten-fold in the past 20 years according to Forbes Magazine.

This is an investment that you will definitely enjoy owning.
The best seats, the best parking, free access to practices that only owners can attend, exclusive parties for owners, a special nationwide social network that only owners will have access to, and much more. Enjoy the game as NEVER BEFORE with players STRAIGHT OUT OF THE NBA.

Like many of you, I wanted to be a team owner. Be part of something great. Entertain and have fun and be a hero for my community. Champions League is that opportunity.

The Gotham Ballers, our league's team that will play in New York City, is composed entirely of former NBA players, including All-Stars. The roster includes Shawn Marion, Kenyon Martin, Al Harrington and other world-famous talent.

The team is now part of the Champions League, playing games during NBA off-season, taking over the summer.
ESPN is our broadcast partner. You'll see many of your team's games on both Internet and national broadcast TV.
The Gotham Ballers are also part of our mission to connect with local schools across the country.

Since early 2016 we have worked with school districts in the Bronx and Manhattan, and we will change lives of kids for the better, on a regular basis. See the video below for more on this great, great mission using fantastic players who the kids love!

You can be an owner. Being a fan is great, but the special privileges of ownership are now available to you. I invite you to join us in Gotham Ballers and help us build a great basketball team, have a ton of fun and improve our communities together.

Carl George
Gotham Ballers CEO

2015-2017

OUR TIMELINE

Chat

June 2014

Birth

Champions League formed

January 2015

Gotham Ballers Incorporated

The Gothams Ballers become the first Champions League team.

January 2016

ESPN

ESPN broadcast rights contract signed

August 2016

Players signed

Gotham Ballers players announced

August 2016

East Coast Camp

3 Day East Coast Player Camp at Barclays Center

September 2016

West Coast Camp

3 Day West Coast Mini Camp - Asics

November 2016

First Game

Gotham Ballers First Full Game vs Boston Rebellion

January-May 2017

Exhibitions

Champions Exhibition Season

May 2017

Training Camp

Gotham Ballers Training Camp

July 2017

Season Start

Gotham Ballers Season Starts

September 2017

Championship

Season Championship

Chat

JOIN AN

IMPRESSIVE LIST OF INVESTORS

Champions League Partners
NY Star Champs LLC
Aaski Sports
Eagle Private Equity
NY Team Holdings
Champions League Inc.
JL Morgan Creative

WHY WE INVESTED IN GOTHAM BALLERS

Chat

"We are very, very excited about this," said Bernt Ullman of StarBranding, a New York based Gotham Ballers team owner.

"When you look at some of the names, you have iconic names here, players from the NBA and they do resonate. And the reality is that sports merchandising and the business of sports is staggering, and I think we'll have a lot of fun in the process. The reality is, we're part of this for that very reason...We firmly believe in this."

Bernt Ullmann is the President and CEO of Star Branding Equity Holdings (SBEH), a critically acclaimed licensing and brand management consumer focused partnership between Tommy and Andy Hilfiger, Joe Lamastra and Mr. Ullmann. Founded in 2009, the group specializes in creating, incubating, developing, marketing and distributing leading global lifestyle brands.

USA TODAY

Champions League set to debut in 2016 with former NBA players, 16 teams

When it comes to jobs that are hard to land, it doesn't get much tougher than the NBA. At most, there are 450 roster spots to be had by the world's best players...

Read full Article

Star Branding - World-Class industry leading expertise

Star branding taps the unparalled expertise, vision and resources of founding partners Tommy Hilfiger, Andy Hilfiger, Joe Lamastra and Bernt Ullmann.

Star Branding

GOTHAM
BALLERS

USE OF FUNDS

No intended irregular use of proceeds is reportable as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; or any expense that is for the purposes of inter-company debt or back payments.

Meet the Founder

Carl George

Chairman & CEO

Innovative entrepreneur engaged in building several successful companies over the past twenty years. Has pioneered the Champions League and leads the Gotham Ballers!

And the Rest of the Team

Mark Aguirre

President & Director

As a 2 Time NBA Champion, Mr. Aguirre will bring that same laser focused leadership to the Gotham Ballers.

Brian Kelly

EVP & Director

As a media and marketing expert, Mr. Kelly will bring his innovative thinking to bring the Gotham Ballers content worldwide.

Offering Summary

Gotham Ballers invites you to invest:

This is a Common Stock Offering at $7.00 Per Share

With a 10,000 Shares Minimum and 142,850 Shares Maximum

Shares will be offered on a continuous basis until either 1) maximum number of shares or sold; 2) company at its sole discretion withdraws this offering; 3) May 1, 2017 unle[ss] extended by the company until December 1, 2017.

If the Company reaches its target amount prior to May 1, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Gotham Ballers StartEngine Video Script

[GRAPHIC: Imagine, owning a pro sports team.]
[GRAPHIC: Thrilling competition, VIP access, connect with players, exclusive parties, for owners only.]

VO: It's your dream… and now, it can be your team. For the first time in New York history, fans can own a pro sports team and enjoy the special privileges that only ownership brings.

[GRAPHIC: Carl George, Sports Innovator & CEO – Gotham Logo]

"Hi I'm Carl George with Champions Basketball League and Just like in Green Bay, [GRAPHIC: Unprecedented access for team owners] the Gotham Ballers have created the opportunity for fans to be actual owners of a professional sports basketball team built with players straight out of the NBA"

VO: It's a revolution in sports for fans. For less than 150 dollars, you can own a piece of a pro sports team that gives YOU [GRAPHIC: Unprecedented pre & post game owner's access] unprecedented access to the players that you know and the players that you love.

Gotham Ballers is [GRAPHIC: All Gotham Baller Players are straight out of the NBA] composed of former NBA players and All-Stars with a Hall of Fame Front Office.

[GRAPHIC: Champions Basketball League Logo] Our team is part of the new Champions Basketball League, a nation-wide league playing during the NBA off-season, [GRAPHIC: Winner Takes All! $1,000,000.00] culminating in a Million-dollar, championship in Las Vegas Nevada, which of course, owners can attend as VIP's.

As an owner, you'll join Gotham Ballers [GRAPHIC: Our Front Office NBA Legends & All Stars] front office NBA legends and Hall of Famers Walt Frazier, Earl "The Pearl" Monroe and our President of Basketball NBA Champion Mark Aguirre.

[GRAPHIC: Owners receive great perks] Like all pro sports owners, you'll get some great perks:

Sit in the owner's premium seating, owners are selected each game to sit courtside or RIGHT ON the bench WITH the players.

You can park in the owner's parking lot and use the exclusive owner's entrance.

Attend practices, join 'Owners-only' Conference Calls, AND, access Exclusive Merchandise.

Invest $1,000 dollars or more [GRAPHIC: Invest $1000 or more and attend the Owners Party] and receive an invitation to the Owners-Only Party with Walt, Earl, Mark and the entire Gotham Ballers team.

In addition to great basketball, [GRAPHIC: Gotham Ballers Community Programs] the Gotham Ballers run health and nutrition programs, camps and clinics in New York public schools, so when fans become Owners, they become part of something great for our community.

Today is the day sports fans. You can become a pro team owner in the greatest city in the world, with the players you know and the players you and players you love. Invest now and become an owner today.

[GRAPHIC: Gotham Baller Logo and Own a New York Pro Sports Team! www.ownGothamBallers.com]

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering

deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.

EXHIBIT F TO FORM C

OTHER INFORMATION

GOTHAM BALLERS

GAME ON, NEW YORK

RUBENSTEIN PUBLIC RELATIONS
1345 AVENUE OF THE AMERICAS
NEW YORK, NY

WWW.RUBENSTEINPR.COM

RUBENSTEIN PUBLIC RELATIONS
CONTACT: MARISA AMADOR 212.805.3029

MAMADOR@RUBENSTEIN.COM

CHAMPIONS BASKETBALL LEAGUE ANNOUNCES NEW YORK TEAM NAME AND ROSTER

WALT FRAZIER, MARK AGUIRRE AND OTHER FORMER NBA GREATS REVEAL NY TEAM LOGO AND DETAILS

NEW YORK – August 09, 2016 – Champions Basketball League today introduced the New York team roster and the **Gotham Ballers** as the name of their New York team, which is a part of the new competitive basketball league featuring former pro players straight from the NBA.

New York fan favorites are at the center of Champions Basketball New York team. The Gotham Ballers front office includes **Walt Frazier**, NBA Champion and Hall of Famer, is the New York team's summer league President, NBA great and former New York Knicks/ Baltimore Bullets star Earl **Monroe** as General Manager, and leading the team as Coach is former New York Knicks player and Syracuse University standout, **John Wallace**. The Gotham Ballers player roster includes: **Al Harrington**, **Kenyon Martin**, **Shawn Marion**, **Eddy Curry**, **Kareem Rush**, **Tyshawn Taylor**, **Jamaal Tinsley**, **Terrence Williams**, **Josh Childress**, **Daniel Gibson and Renaldo Balkman**.

"We're thrilled to announce this powerful team lineup - these great talents, players straight out the NBA are passionate about the game and have ties to the region," said Mark Aguirre, President of Basketball for Champions Basketball League. "Ultimately we are creating highly competitive play and connecting fans to these exciting games and athletes they love. We want everyone to have fun and interact with their favorite players and sports heroes in our exhibition games, and there's even more excitement as we hit the hardwood next summer in 16 markets across the U.S."

Champions games are designed with the fan in mind featuring athletes in the stands, post-game meet and greets, contests to win game merchandise and a youth pre-game shoot around on court with the pro players. The league is hosting exhibition and charity events gearing up to a 16-team launch in 2017. The next team to be announced is Boston.

Champions Basketball League is a sports marketing company dedicated to connecting fans in new and innovative ways to the game of basketball and the players they love. Champions has assembled a highly accomplished leadership team that brings together decades of professional sports, marketing and management experience to lead the league's teams and in its marketing activities. During the off-season, Champions League will partner with national and local non-profits to produce community events across the country featuring Champions League players and coaches to benefit charity partners.

About Champions Basketball League

Champions Basketball League is an exciting brand of sports with unique programming that is all about the fans. For true basketball fans, Champions delivers fans favorite players straight from the NBA, featuring a 2016 exhibition season and a 16 team professional summer basketball league coming in 2017 that is built for fan fun. Champions League will host year round charity events, camps and community based programs in all 50 states and connect fans and athletes through a bold new sports marketing model, with tickets priced at $25 that includes a meet & greet and a pre game youth shootaround with the players. Social responsibility is a cornerstone of the organization. Year round programming will include hundreds of community and internet based events featuring Champions League players and coaches to benefit charity partners. More information can be found on their website at www.champshoops.com

###

Game On, New York

introducing the Gotham Ballers


GOTHAM
BALLERS
7
HARRINGTON
7
CHAMPIONS
LEAGUE
BASKETBALL

Gotham Ballers Ready to Lace Up


Al Harrington


Kenyon Martin


Shawn Marion


Eddy Curry


Daniel Gibson


Kareem Rush


Tyshawn Taylor


Jamaal Tinsley


Renaldo Balkman


Terrence Williams


Josh Childress

New York Front Office

PRESIDENT


Walt Frazier

GENERAL MANAGER


Earl Monroe

COACH


John Wallace

NEW YORK FRONT OFFICE

Walt "Clyde" Frazier, President



Legendary New York City sports icon, Walt Clyde Frazier can be seen and heard at every New York Knicks game weighing in with solid sports commentary and well-seasoned talking points. Known to younger basketball generation as "the voice of the Knicks". Drafted to the NY

Knicks in 1967 and their first-round pick, Walt Frazier is one of the most decorated players in the history of the game. Inducted into the basketball Hall Of Fame in 1987, he also holds membership distinction in the Top 50 Players in NBA History and is a seven-time. NBA All-Star.

Walt Frazier added another dimension to his already colorful career in April of 2012, when he partnered with Michael Weinstein of Ark Restaurants. Corp and opened Clyde Frazier's Wine & Dine in NYC. Walt Frazier also founded The Walt Frazier Foundation in 1985 with a mission to help children, through mentoring programs and education. The organization provides internships to help youngsters get off to a good start in their chosen professions. Currently, he is at work on his 8 book, which focuses on health and fitness and is a testimony to how he lives his life ---- eating healthy, exercising regularly and practicing yoga.

Earl "The Pearl" Monroe, General Manager



Some may know him by his given name Vernon Earl Monroe, but to basketball fans around the world "The Pearl" or "Black Jesus" will always be one of the greatest players in NBA history. Before putting together a Hall of Fame career that spanned 13-years, Monroe made his name as a streetball legend in Philadelphia and earned All-American honors twice at Winston Salem State. The 6'3 guard was selected second overall in the NBA Draft (1967) by the Baltimore Bullets and went on to form the best guard combos in the NBA when Monroe was traded to the New York Knicks in 1971 and teamed with Walt "Clyde" Frazier.

In addition to winning an NBA Championship with the Knicks in 1973, "The Pearl" was a 4-time NBA All-Star, All-NBA First Team and was named one of the 50 Greatest Players in NBA History. Since retiring from the league after the end of the 1980 season, his No. 15 has been retired by the New York Knicks and No. 10 retired by the Washington Wizards, remembering Earl "The Pearl" Monroe as a player who scored over 1,000 points in nine of his thirteen professional seasons

(1968–71, 1973, 1975–78) including a career high 2,065 (25.8 points per game) in the 1968–6



John Wallace, Coach

The former 18th overall pick in the 1996 NBA Draft, John Wallace continues to represent New York to the fullest. The Greece Athena High School (Rochester, New York) alumni who helped lead Syracuse University to the NCAA Finals in 1996, spent two seasons with the New York Knicks along with playing in Toronto, Detroit, Phoenix, Miami and also overseas in Greece and Italy.

After playing a reserve role for the Knicks, the sleek forward shined with the Raptors during the 1997-98 season by averaging 14 points and 4.5 rebounds per game (82 games). Now, this coming season in the Champions Basketball League, John Wallace returns to his roots serving

as head coach of the New York team and looks to manage a highly competitive team and win our September Championship.

AL HARRINGTON



Fresh off of playing in Australia for the Sydney Kings in the NBL, Al Harrington is ready
to showcase the same athleticism that embodied his 16-year NBA career with 7 NBA teams. Harrington is one of 43 players drafted into the NBA straight out of high school, when the Indiana Pacers made him the 25th overall pick in the 1998 NBA Draft. Cousin of former NBA swingman and current NBA Development League pro, Dahntay Jones, Harrington's best season as a pro came during the 2008-09 season when he averaged 20.7 points per game for the New York Knicks.

Height: 6' 9"
Date of Birth: February 17, 1980
Hometown: Orange, New Jersey
Position: Power Forward / Small Forward
College: Straight Into NBA

Pro Career: (1998-2004, 2006-2007) Indiana Pacers, (2004-2006) Atlanta Hawks, (2007-2008) Golden State Warriors, (2008-2010) New York Knicks, (2010-2012) Denver Nuggets, (2012-2013) Orlando Magic, (2013-2014) Washington Wizards, (2014) Fujuian Sturgeons, (2015) Sydney Kings

Career Highlights & Awards:

Naismith Prep Player of the Year (1998)
USA Today Player of the Year (1998)

Affiliations: In 2007, Al Harrington launched The Al Harrington Foundation, established to provide educational and life-enriching opportunities for youth affected by poverty, illness, abuse or neglect in New Jersey, the place Al still calls home.

Post Pro Career: Since last playing professionally in Australia for the Sydney Kings this past winter, Al Harrington has had his hands full with parenthood, as the father of 3 children all under 7 years old. Always a competitor, Harrington has also stay busy training in is native New Jersey for the upcoming Champions Basketball League season.

Player Facts:

One of 43 players in basketball history drafted straight into the NBA out of high school at 18 years old

(25th overall, Indiana Pacers, 1998). Fellow Champions Basketball League member Sebastian Telfair (13th overall, Portland Trail Blazers, 2004) joins Harrington on this historic list.

- Suffered knee injury during 2001 02 season, returned the following season to finish second in voting for NBA Sixth Man of the Year with the Indiana Pacers.
- Averaged career best 20.7 points per game with the New York Knicks in 2008 09, playing alongside Champions Basketball League's own, Larry Hughes.

KENYON MARTIN



A 15-year NBA veteran, Kenyon Martin was the first overall pick in the 2000 NBA Draft by the New Jersey Nets after starring at Cincinnati as National Player of the Year. At 6 9, Martin used his versatility and basketball IQ to earn All Rookie First Team honors and come in second in Rookie Of The Year balloting. Martin led the Nets to the NBA Finals in 2002, averaging 16.7 points, 9.5 rebounds, and 1.3 block per game. Traded to the Denver Nuggets in 2004, "K Mart" also played in China, Los Angeles, New York and Milwaukee before retiring in 2015.

Height: 6'9"

Hometown: Saginaw, Michigan

College: Cincinnati

Date Of Birth: December 30th, 1977

Position: Power Forward

Pro Career: New Jersey (2000 2004), Denver Nuggets (2004 2011), Xinjiang Flying Tigers (2011), Los Angeles Clippers (2012), New York Knicks (2013 2014), Milwaukee Bucks (2015)

Career Highlights & Awards:

- NBA All Star (2004)
- National College Player Of The Year (2000)
- NBA All Rookie First Team (2001)

Post-Pro Career: Upon retiring from the NBA in 2015, Martin has appeared on *The Vertical Podcast* and participated in multiple organizations helping in the community.

Player Facts:

- Current all time leader in blocks and field goal percentage with Cincinnati Bearcats.
- Kenyon Martin is very engaged in philanthropic endeavors with multiple organizations including his own foundation and The Giving Back Fund.
- In 2011, Martin signed the largest contract in league history when he went overseas to play in China.

SHAWN MARION



Shawn Marion played in 16 seasons after being selected with the ninth overall pick in the 1999 NBA Draft by the Phoenix Suns. Marion's unique style and game helped take the one time junior college star to the highest of levels and recognition in the NBA. Nicknamed "The Matrix", Marion contributed in nearly every positive statistical category for his teams throughout his career earning praise and recognition from his peers and fans. Surely, Marion's career will be remembered by most fans as he joined an elite club of players with at least 17,000 points, 9,000 rebounds, 1,500 steals and 1,000 blocks late in his career. Marion is a member of that club with Hakeem Olajuwon, Karl Malone and Kevin Garnett. Marion's positive impression on the court was mirrored off of it as well, the former UNLV standout was thought of as a great teammate and always had time for the fans.

Height: 6'7" **Hometown:** Waukegan, Illinois **College:** Vincennes/UNLV

Date of Birth: May 7, 1978 **Position:** Forward

Pro Career:

(1999 2008) Phoenix Suns, (2008 2009) Miami HEAT, (2009) Toronto Raptors, (2009 2014) Dallas Mavericks, (2014 2015) Cleveland Cavaliers

Career Highlights & Awards:

- NBA champion (2011)
- 4× NBA All Star (2003, 2005–2007)
- 2× All NBA Third Team (2005, 2006)
- NBA All Rookie Second Team (2000)
- NBA Shooting Stars champion (2005)
- First team All WAC (1999)

Post Pro Career

Shawn Marion announced his retirement after the 2015 16 season.

Player Facts:

Marion played for the senior United States national team in the 2002 FIBA World Championship and the 2004 Athens Olympics. He was named to the 2006 USA men's senior national team but he was forced to withdraw before the tournament began due to a knee injury.

- In 1998, Marion was named the NJCAA Male Student Athlete of the Year

PLAYER PROFILES

EDDY CURRY



Coming straight from high school to the NBA, Eddy Curry was a highly touted player thanks to his size and ability in the paint. Named Mr. Basketball in Illinois and a McDonald's All American, the Chicago Bulls made Curry the 2001 NBA Draft as the fourth overall selection. Traded to the New York Knicks in 2005, he became their go to guy down low averaging career highs in points (19.6), rebounds (7.1), and minutes (34.9) per game before winning an NBA Championship with the Miami Heat in 2012 and playing in China in 2012 13.

Height: 7'0"

Hometown: Harvey, Illinois

College: N/A

Date Of Birth: December 5th, 1982

Position: Center

Pro Career: Chicago (2001 2005), New York Knicks (2005 2010), Miami Heat (2011 2012), Dallas Mavericks (2012), Zhejiang Golden Bulls (2012 2013)

Career Highlights & Awards:

Illinois Mr. Basketball (2001)
McDonald's All American (2001)
NBA Champion (2012)

Player Facts:

Eddy Curry led the NBA in field goal percentage at 58.5% in his second year in the NBA
Eddy Curry is also 100% from three point range in his NBA career, going two for two from behind the arc.
With Zhejiang, Curry averaged 23 points and 10 rebounds per game (29 games), showing he still has his game

DANIEL GIBSON



After leading Jones High School in Houston, Texas to a State Championship in 2004, Daniel "Boobie" Gibson played two outstanding seasons at the University of Texas where the sharpshooting guard earned a number of postseason honors including Big 12 Freshman of the Year before opting for the NBA Draft in 2006. Gibson was selected 42nd overall by the Cleveland Cavaliers and went on to lead all rookies in three point field goal percentage (41.9%) and contributed to the Cavs postseason run. During the 2007 NBA playoffs, he became the star of the Eastern Conference Finals against the Detroit Pistons by posting a career high 31 points (19 in the 4th quarter) 6 rebounds and 2 assists. The performance was the most by a rookie in a series clinching win since Magic Johnson's 42 points with the Los Angeles Lakers in the 1980 NBA Finals. While his best season came in 2010 11 with a season average of 11.6 points and 3 assists per game, Gibson retired with the Cavs in 2013.

Height: 6'2 **Hometown:** Houston, Texas **College:** University of Texas

Date of Birth: February 27, 1986 **Position:** Guard

Pro Career: (2006-13)

Career Highlights & Awards:

- NBA Rookie Challenge MVP (2008)
- Big 12 Freshman of the Year (2005)
- 2 time Third Team All Big 12 (2005, 2006)
- Big 12 All Defensive Team (2006)
- McDonald's All America (2004)
- Second team Parade All American (2004)

Post Pro Career: Since retiring with the Cleveland Cavaliers in 2013, Daniel "Boobie" Gibson has pursued a career in rap music.

Player Facts:

- Was given the nickname "Boobie" as a kid from his grandmother.
- Played college basketball at Texas with LaMarcus Aldridge (San Antonio Spurs).
- Finished second in 2008 Three Point Shootout at NBA All Star weekend.

KAREEM RUSH



In NBA history, there have been 61 sets of brothers who have played in the league including Brandon Rush currently of the Golden State Warriors and his older brother, Kareem Rush. Rush was selected as the 20th pick in the 2002 NBA Draft and ran the floor with Kobe Bryant, Shaquille O'Neil and the Los Angeles Lakers for two seasons. During the 2006 07 season, the sharpshooting lefty took his game overseas, where Rush was named MVP in Lithuania and MVP of the Final Four of the Baltic League.

Height: 6' 5"	**Hometown:** Kansas City, Missouri	**College:** University of Missouri
Date of Birth: October 30, 1980	**Position:** Shooting Guard	(1999-2002)

Pro Career: Los Angeles Lakers (2002 2004), Charlotte Bobcats (2004 2006), (Lithuania) BC Lietuvos Rytas (2006 2007), Indiana Pacers (2007 2008), Philadelphia 76ers (2008 2009), Los Angeles Clippers (2009 2010)

Career Highlights & Awards:

- LKL All Star (2007)
- LKL All Star Game MVP (2007)
- Baltic Basketball League, Final Four MVP (2007)

Post Pro Career: After finishing up his playing days in the NBA in 2014, Kareem Rush launched his luxury fashion, accessory and lifestyle brand – Gentlemen Brand.

Affiliations: Kareem Rush is active with his foundation, *Rush Forward* that targets the L.A. school districts to work with anti bullying and obesity issues.

Player Facts:

- Rush's younger brother, Brandon Rush, plays for the Golden State Warriors and older brother, JaRon Rush, played college basketball at UCLA.
- Spent 2006 season playing in Lithuania and was named MVP of the 2007 LKL All Star Game in Lithuania.
- Went on to win Baltic Basketball League championship and was named MVP of the Final Four
- Embarked on R&B singing career in 2010 with the album "Rehabbin R&B" and he single, "Hold You Down".

TYSHAWN TAYLOR



A First team All Big 12 during his college career at Kansas, Tyshawn Taylor went from a second round pick (41st overall) in 2012 to spending two seasons in the NBA with the Brooklyn Nets. A quick point guard, Taylor saw action in the NBA Development League and averaged 16.4 points, 4.1 rebounds and 5.5 assists per game (33 games) before moving on to and play internationally in Puerto Rico and Russia.

Height: 6' 3" Hometown: Hoboken, New Jersey **College:** University of Kansas

Date of Birth: April 12, 1990 Position: Point Guard

Pro Career: (2012 2014) Brooklyn Nets, (2012 2014) Springfield Armor (NBA Development League), (2014) Maine Red Claws (NBA Development League), (2014) Atleticos de San German (Puerto Rico), (2014 2015) Dynamo Moscow (Russia), (2015) Indios de Mayaguez (Puerto Rico)

Career Highlights & Awards:

Third team All American AP, TSN (2012)
First team All Big 12 (2012)
Big 12 All Rookie Team (2009)

JAMAAL TINSLEY



From the hardtop of famed Rucker Park in New York City to the hardcourt in the NBA, Jamaal Tinsley's professional career is one many would love to emulate. A true grinder, Tinsley earned every minute of his NBA career with the Indiana Pacers, Memphis Grizzlies and Utah Jazz. After earning Big 10 Conference Player of the Year honors as a Junior, followed by a Senior campaign that earned him All American recognition, Tinsley was drafted 27th overall in the 2001 NBA Draft by the Memphis Grizzlies. In 11 NBA seasons, Tinsley averaged 8.5 points, 6.1 assists, 2.9 rebounds and 1.4 steals in 26.4 minutes.

Height: 6'3
Hometown: Brooklyn, New York
College: Mt. San Jacinto / Iowa
Date of Birth: February 28, 1978
Position: Point Guard

Pro Career: (2001 2009) Indiana Pacers, (2009 2010) Memphis Grizzlies, (2011 2013) Utah Jazz

Career Highlights & Awards:

NBA All Rookie Second Team (2002)
Consensus second team All American (2001)
Big 12 Player of the Year (2001)

Post Pro Career: Jamaal Tinsley has enjoyed retirement since last playing in 2013 and will be inducted into the Iowa State Athletics Hall of Fame this September.

Player Facts:

Jamaal Tinsley's known by the name "Mel the Abuser" at New York's Rucker Park.
Tinsley alongside teammate Marcus Fizer led Iowa State to the Elite 8 before losing to eventual champion Michigan State.
Was the first overall selection of the 2011 NBA D League Draft

TERRENCE WILLIAMS



A former co captain of Rick Pitino's Louisville squad and a third team All American during the 2008 09 season, Terrence Williams turned heads during pre draft workouts and was selected 11th overall in 2009 by the New Jersey Nets. Williams started 9 games as a rookie and averaged 8.4 points and 4.5 rebounds in 22 minutes per game. After being traded to the Houston Rockets and playing for the Sacramento Kings and Boston Celtics, the swingman out of Seattle, Washington made a name for himself playing internationally in Turkey, Puerto Rico, the Dominican Republic, Mexico and most recently Venezuela.

Height: 6' 6" **Hometown:** Seattle, Washington **College:** Louisville (2005-2009)

Date of Birth: June 28, 1987 **Position:** Shooting Guard / Small Forward

Pro Career: (2009 2010) New Jersey Nets, (2010) Springfield Armor (D League), (2010 2012) Houston Rockets, (2012) Sacramento Kings, (2012 2013) Guangdong Southern Tigers (China), (2013) Boston Celtics, (2013) Türk Telekom (Turkey), (2014) Los Angeles D Fenders (D League), Brujos de Guayama (Puerto Rico), (2014) Meralco Bolts (Philippians), (2014) Soles de Santo Domingo, (2014) Reales de La Vega (Dominican Republic), (2014) Fuerza Regia (Mexico), (2015) Vaqueros de Bayamón (Puerto Rico), (2015) Guaiqueríes de Margarita (Venezuela)

Career Highlights & Awards:

- All NBA D League Third Team (2014)
- Third team All American – AP, NABC (2009)

Post Pro Career: Terrence Williams is a free agent and last played in Venezuela.

Player Facts:

- Won the dunk contest at the 2005 Kentucky Derby Basketball Classic.
- Recorded his first career triple double on April 9, 2010, with 27 points, 13 rebounds, and 10 assists in the Nets double overtime win over the Chicago Bulls 127–116.
- Appeared in 5 playoff games as a member of the Boston Celtics in 2013.

RENALDO BALKMAN



From college, to the NBA, NBA Development League and internationally, Renaldo Balkman brings unlimited energy to every court he steps on. Madison Square Garden roared for the scrappy defense from the 20th pick in the 2006 NBA Draft by the New York Knicks, as Balkman averaged 11.3 points, 9.9 rebounds, 1.5 assists, 1.9 steals and 1.5 blocks per 36 minutes as a rookie. Balkman's hustle led to success with a championship in Mexico, a Gold Medal at the 2011 Pan American Games with Puerto Rico and by averaging 16 points and 9.2 rebounds for the Dallas Mavericks' D League affiliate, the Texas Legends during the 2014 15 season.

Height: 6' 8"

Date of Birth: July 14, 1984

Hometown: Staten Island, New York

Position: Forward

College: Univ. of South Carolina (2003-2006)

Pro Career: (2006 2008) New York Knicks, (2008 2011) Denver Nuggets, (2011 2012) New York Knicks, (2013) Petron Blaze Boosters (Philippines), (2013) Guaiqueries de Margarita (Venezuela), (2013) Brujos de Guayama (Puerto Rico), (2013 2014) Halcones Rojos Veracruz (Mexico), (2014) Capitanes de Arecibo (Puerto Rico), (2014 2015) Texas Legends (NBA Development League), (2015 Present) Capitanes de Arecibo (Puerto Rico)

Career Highlights & Awards:

- LNBP Champion (2011)
- National Invitation Tournament MVP (2006)
- SEC All Freshmen Team (2004)

Post Pro Career: Renaldo Balkman continues his professional career having last played in Puerto Rico during the 2015 16 season.

Player Facts:

- At Laurinburg Institute (Laurinburg, North Carolina), Balkman led his team to 40–2 record and No. 1 national prep school ranking
- Played a key role for the Puerto Rico National Team...won the Gold Medal at the 2010 Centrobasket Tournament, Gold Medal at the 2010 Central American Games and a Gold Medal at the Pan American Games in 2011.

PLAYER PROFILES



JOSH CHILDRESS

Coming out of high school and being tabbed with McDonald's All American honors, Childress took his game from Compton, California to Stanford University where he played for three seasons and was named an AP first team All American, an All American Consensus second team honoree, the Pac 10 Conference Player of the Year and the Pac 10 Conference Tournament MVP as a junior in 2004. In 2004, Childress declared for the NBA Draft where he was selected 6th overall by the Atlanta Hawks. Childress has 8 years of NBA experience under his belt, as some of his most productive days were as a member of the Atlanta Hawks in a sixth man role early in his career. Childress then departed for Greece and signed what would be a lucrative deal including sponsorships with Olympiacos Piraeus. Childress also played in Australia, but battled injuries seemingly throughout his tenure Down Under. Most recently, Childress was a member of the Texas Legends in the NBA Development League. A fruitful career, Childress has carved himself out a rewarding and well traveled professional basketball journey.

Height: 6'8 Hometown: Harbor City, California College: Stanford

Date of Birth: June 20, 1983 Position: Guard/Forward

Pro Career:

(2004 2008) Atlanta Hawks, (2008 2010) Olympiacos Piraeus (Greece), (2010 2012) Phoenix Suns, (2012) Brooklyn Nets, (2013) New Orleans Pelicans, (2014 2016) Sydney Kings (Australia), (2016) Texas Legends

Career Highlights & Awards:

- All NBL First Team (2015)
- NBA All Rookie Second Team (2005)
- All Euroleague Second Team (2010)

- Greek Cup champion, League Top Scorer, League Best Five Team, League All Star (2010)
- Consensus second team All American (2004)
- Pac 10 Player of the Year (2004)
- First team All Pac 10 (2004)

Post Pro Career: Josh Childress continues to play professionally, last played during the 2015 16 season with the Texas Legends of the NBA's D League.

Player Facts:

- Highest drafted player from Stanford University.
- In 2000, Childress earned a silver medal as a member of the 2000 USA Basketball Men's Youth Development Festival West Team. He also played at the 2003 Pan American Games.
- After being waived by the Nets, Childress enrolled back in Stanford and graduated with a degree in sociology in August 2013.

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$1,725,000.00 USD	$0.00 USD
Cash & Cash Equivalents	$7,000.00 USD	$0.00 USD
Accounts Receivable	$0.00 USD	$0.00 USD
Short-term Debt	$0.00 USD	$0.00 USD
Long-term Debt	$0.00 USD	$0.00 USD
Revenues / Sales	$0.00 USD	$0.00 USD
Costs of Goods Sold	$0.00 USD	$0.00 USD
Taxes Paid	$0.00 USD	$0.00 USD
Net Income	$0.00 USD	$0.00 USD

Chat

Finances

Offering Details

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Gotham Ballers Inc to get notified of future updates!

Chat

Comments (0 Total)

Add a public comment...

POST

Chat

Chat